SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT	CORPORATE TAXPAYERS ENROLLMENT
N. 33.700.394/0001-40	N. 00.022.034/0001-87

REGISTRY OF COMMERCE ENROLLMENT	REGISTRY OF COMMERCE ENROLLMENT
N. 35300102771	N. 35300140443

PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARDS OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND OF UNIBANCO HOLDINGS S.A., HELD ON NOVEMBER 12, 2008.

VENUE AND TIME: Avenida Eusébio Matoso, N. 891, 22º floor, in the city of São Paulo, State of São Paulo, at 9:00 a.m.

CHAIRMEN: Pedro Sampaio Malan, as Chairman of the Board of Directors of Unibanco; and Israel Vainboim, as Chairman of the Board of Directors of Unibanco Holdings.

QUORUM: All of the elected members

ATTENDANCE: Members of the Companies’ Audit Committee; Officers of Unibanco; Mr. Paulo Aragão, partner of Barbosa Mussnich & Aragão Advogados; and Mr. Luiz Muniz, representative of N M Rothschild & Sons (Brasil) Ltda.

DOCUMENTS AT PREVIOUS DISPOSAL OF THE PRESENTS: Legal opinions, Evaluation Reports and Fairness Opinion issued by N M Rothschild & Sons (Brasil) Ltda.

RESOLUTIONS UNANIMOUSLY TAKEN BY THE PRESENTS, WITH THE ABSTENTION OF THOSE LEGALLY IMPEDED FROM VOTING:

Starting the works, the Chairmen started the meeting by the first item of the schedule, which was the joint- venture transaction negotiated between the controlling shareholders of the Companies and Itaúsa S.A., aiming the unification of the Unibanco and Itaú Conglomerates.

Firstly, the Chairmen requested Messrs. Geraldo Travaglia Filho and Claudia Politanski to make a presentation regarding the transaction structure. Messrs. Geraldo Travaglia Filho and Claudia Politanski made their presentation about the transaction structure involved in the joint- venture of the Unibanco and Itaú Conglomerates, as ascribed in the Joint- Venture Agreement executed on November 3rd, 2008 (the “Joint- Venture Agreement”), comprising, in details, the following:

(a) the corporate restructuring that shall be implemented, involving the Companies and E.Johnston Representação e Participações S.A. ("E.Johnston"), Itaúsa- Investimentos Itaú S.A. (“Itaúsa”), Banco Itaú Holding Financeira S.A. (“Itaú Holding Financeira”), Banco Itaú S.A. (“Banco Itaú”), and its mains steps and ways of implementation, as explained below, in a chronological order:

(i) acquisition, by Banco Itaú, of shares issued by Itaúsa Europa Investimentos SGPS Ltda. and by Itaúsa Export S.A. (“Export”), companies that hold all shares issued by Banco Itaú Europa S.A., by the approximate amount of R$1,137 millions, consisting R$ 587 millions in cash and the remaining through the merger, into Banco Itaú, of shares issued by Export;

(ii) merger, into Banco Itaú, of all shares of E.Johnston, controlling shareholder of Unibanco Holdings;

(iii) merger, into Banco Itaú, of shares of Unibanco Holdings that were not indirectily held by it;

(iv) merger, into Banco Itaú, of shares of Unibanco that were not already indirectily held by it;

(v) merger of all shares of Banco Itaú into Itaú Holding Financeira, which shall be denominated Itaú Unibanco Banco Múltiplo S.A. (“Itaú Unibanco”);

(vi) incorporation, by Itaúsa, of a holding company to be denominated as IU Participações S.A. (“IUP”), transferring to this company’s corporate capital its equity in Itaú Unibanco and receiving, in return, 50% of its common shares and 100% of its preferred shares; and

(vii) capital contribution on IUP, by the controlling shareholders of Unibanco, of all shares issued to them by Itaú Unibanco, receiving, in return, 50% of the common shares issued by such company, reserved that, after this step, IUP will hold 51% of the common shares issued by Itaú Unibanco;

(b) the exchange rate that will be used for the replacement of shares issued by Unibanco and Unibanco Holdings for shares issued by Itaú Unibanco, which was calculated based on (a) for the common shares, the negotiated price by the controlling shareholders of Itaúsa and Unibanco, and (b) for the preferred shares, the market average price of the Units (share certificate representing, each one, one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings) in the last 45 sessions of the São Paulo Stock Exchange that were held previously to the transaction, in the period comprehended between September 1st, 2008 and October 31, 2008; and

(c) the main provisions of the Joint- Venture Agreement, including those regarding the corporate governance of Itaú Unibanco, being mentioned that such company shall have its Board of Directors composed by up to 14 members, out of which 6 will be appointed by the controlling shareholders families.

Such presentations were based on the analyses of the legal counsels, as per the legal opinions obtained until the present date and also on the evaluation reports provided by the financial consultants. Thus, it was requested to Mr. Paulo Aragão, partner of Barbosa, Mussnich e Aragão Advogados, present in this meeting, which is advising both parties on the corporate structure of this transaction, and by Mr. Luiz Muniz, representative of N M Rothschild & Sons (Brasil) Ltda., to expose their considerations on the aspects that were analyzed by them.

Mr. Paulo Aragão thus exposed the corporate structure of the transaction and referred to the principal legal basis which support it, concluding that he was very comfortable with the designed structure, reassuring that, having also issued its legal opinion to all questionings of the Companies, it is in full compliance with all Brazilian Rules.

In his turn, Mr. Luiz Muniz presented the fundamentals analyzed by him to issue its opinion, and the reasons why he believes that the transaction is fair, by the financial optic, for the Companies, opinion that was issued considering the economic evaluation made of Unibanco. In addition, he pointed out that the report issued by Trevisan Auditores e Consultores Ltda. validated the calculus based on the mentioned parameters, and also issued opinion about the fairness of the criteria used for the exchange rate of preferred shares, leading to the conclusion that the employed calculus observes a criteria that may be objectively checked, provided that the above mentioned period of 45 sessions is representative for the determination of the preferred shares price and adequate for the ascertainment of the exchange rate

The presents in the meeting made questions to all presenters, made their comments and debated the points that they considered to be more relevant, and afterwards they considered themselves satisfied with the given clarifications.

Further, the meeting was suspended so that the members of the Audit Committee of the Companies, in a separate meeting, could analyze the terms of the transaction and issue its opinion on the matter.

The meeting was then restarted, and the Chairman of the Audit Committee of Unibanco and member of the Boards of Directors of Unibanco and of Unibanco Holdings, Mr. Israel Vainboim, communicated that the Committee internally debated the matter, provided that, in order to guarantee the independence of such deliberation, the Committee decided that, the independent members of such Committee, Mr. Guy de Almeida Andrade and Mr. Eduardo Augusto de Almeida Guimarães should vote previously on the matter, and having these votes, which were favorable for the approval of the transaction, Mr. Gabriel Jorge Ferreira and Mr. Israel Vainboim decided to also vote in this sense.

Therefore, considering the favorable opinion issued by the Audit Committee of the Companies, the members of the Board of Directors, in use of its attributions given by them in Companies By- laws, as well in the scope of their fiduciary duties, considering themselves satisfactory informed about the transaction, and acting in the interest of the Companies that they manage and of its shareholders, resolved also to deliberate about the joint- venture and the terms of the corporate restructuration.

Before that, aiming to guarantee an independent deliberation by the Boards, they decided that first only the independent Directors of the Companies should vote the transaction. Subsequently, they proceeded with a debate held only between the independent members of the Boards, Mr. Pedro Sampaio Malan, Mr. João Dionísio Filgueira Barreto Amoedo, Mr. Pedro Luiz Bodin de Moraes and Mr. Vicente Falconi Campos , which at the end APPROVED, without restrictions, the whole transaction, including the terms of the Join- Venture Agreement and the corporate restructuring in this regard. In the same sense did, afterwards, the other Directors of the Companies, exception made to Mr. Pedro Moreira Salles and Mr. Guilherme Affonso Ferreira, who considered themselves legally impeded from voting and decided to refrain from doing it.

The directors asked then to be recorded on the minutes that such approval was given with an enormous enthusiasm by the presents, who understand that the consummation of this transaction is a great business for Unibanco, for Unibanco Holdings and its shareholders, bringing a future project of a huge importance, that meets with the culture and values that always permeated the corporations. They requested, also, to be recorded in these minutes, the compliment to the professionals involved in the structuring and negotiation of the transaction, mainly regarding the simplicity of the structure and the confidentiality under which the matter was kept, what permitted that the transaction could be concluded in a much shorter period than what is usual for operations of this genre, and also that the market did not know about the transaction before its effective release. By the end, Mr. Francisco Pinto asked to be also recorded in this minute a special gratitude of the Directors to Mr. Israel Vainboim, Mr. Eloy de Macedo and Mr. Mauro Agonilha for the unconditional suport that has been given to the controlling shareholders on structuring and negotiating of the transaction.

The Directors noted that the corporate restructuration should, moreover, be submitted to the Extraordinary Shareholders Meetings of Unibanco and of Unibanco Holdings for final validation, observed the terms of the incumbency ascribed for such body, reason why they decided to call them for the next November 28.

Considering the approval mentioned above, the Directors analyzed the drafts for the Protocols and Justifications of the merger of the shares of Unibanco and of Unibanco Holdings into Banco Itaú, provided that, after being confirmed that both documents reflect the totality of the aspects exposed herein for the decision made, decided to approve its execution, remaining delegated to the board of officers of both Companies the powers to, on behalf of its respective Directors, negotiate and execute the referred Protocol of Merger and Justification for purposes of Article 224 of Law N. 6.404/76.

After such decision was expressed, Mrs. Claudia Politanski asked the word and started to go over some previous corporate steps that in her opinion should be taken by Unibanco and Unibanco Holdings prior to the transaction.

Firstly, reminded to the Directors that, notwithstanding the approval of stock dividends on the Extraordinary Shareholders Meetings of the Companies, held on July 16, 2008, such decision was not yet implemented, as on such case it was decided to approve that stock dividend would also be given to shares held in the treasury and, in view of that, a request was presented to the Securities Exchange Comisson of Brasil- Comissão de Valores Mobiliários (“CVM”) to have such proceeding authorized in view of its economic logic, and on the opinion of the legal department of Unibanco that such proceeding would not violate Brazilian Rules and Statutes. Mrs. Claudia also informed the present Directors that, notwithstanding the best efforts of the Companies to have this matter approved fast, the Companies did not have, until that day, a formal notice from the CVM on their decision. It was also said that CVM was taking a long time to analyze the matter in view of the complexity of the matter and the serious and careful process and scrutiny that was being followed by such body in the analysis of our request. It was also informed that the matter started to be debated by this governmental entity senior board in a meeting held on September 23, 2008, which would have been recently resumed, although no formal notice was given on this sense. Besides, the Central Bank of Brazil did not issue its opinion because it is waiting for a position of the CVM on the matter, which, as it involves an increase in the capital stock, must be homologated by it.

Having the initial exposition been made, Mrs. Claudia explained that waiting for such definition could delay the timeframe for the transaction, and also generate conflicting information to its shareholders, as the exchange rate mentioned in the Material Fact issued by the Companies jointly with Itaúsa and Itaú Holding Financeira on November 03, 2008, considers the current number of stocks of Unibanco Holdings and of Unibanco as the number of shares that shall exist on the effective date. Therefore, it should be important to cancel it before the approval of the merger of shares in both Companies. It was also highlighted that it was assured by the management of Itaú that, by the occasion of the Annual Shareholders Meeting of 2009, it should also be called an Extraordinary Shareholders Meeting in order to decide about a stock dividend.

Besides that, Mrs. Claudia also explained that, considering that Unibanco and Unibanco Holdings shall become wholly- owned subsidiaries, it also does not make sense that they continue to hold shares in their treasury, and therefore the cancellation of these shares, in a moment immediately before the mergers, should also be recommended.

On the sequence, Mrs. Claudia exposed the functions that the Board of Directors and the Audit Committee of the Companies shall have after the implementation of the corporate restructuring which will turn them into wholly- owned subsidiaries of Banco Itaú. In this sense, Mrs. Claudia exposed that it would not make sense for such bodies of Unibanco, which should continue to be an operational company after the implementation of the corporate restructuring, have a different formation of these in Itaú Unibanco, once their purposes should be aligned, as there is no diversity of activities that could justify a different formation. Besides that, Mrs. Claudia also explained that, if the board members agree with the proposal of a unique formation, it would be necessary to enlarge the maximum number of members that may integrate the Board of Directors and the Audit Committee of Unibanco, once these bodies will be formatted in Itaú Unibanco by 14 and 8 members, respectively.

The present Directors thanked Mrs. Claudia Politanski for the considerations and clarifications, formulated some questions and then debated both propositions, and afterwards decided to unanimously accept the proposals presented and to submit them to the appreciation of the Shareholders Meeting. Concerning the cancelation of the stock dividend, they also recommended that a suspension of the analysis of the procedure by the Central Bank be requested. Regarding the unification of the composition of the Board of Directors and of the Audit Committee of Unibanco and Itaú Unibanco, they also decided that it would be important from this moment to propose to the Shareholders Meeting the appointment of the new members.

On the sequence, the directors decided that, in order to better indicate the decisions made in the meeting, and to remain clarified to the Shareholders Meeting which proposals should be analyzed by them, a summary of them should be recorded in the minute, in a chronologic order, as follows.

Matters for the appreciation of the Shareholders Meeting of Unibanco and of Unibanco Holdings:

1. Amendment and ratification of the decisions made in the Shareholders Meetings of the Companies, held on July 16, 2008, which approved the capitalization of funds, as following:

Unibanco: capitalization of funds allocated in the Reserve aimed to guarantee to the company an appropriate operational margin, in the amount of R$3,000,000,000.00 (three billion reais), thereby increasing the overall corporate capital from R$8,000,000,000.00 (eight billion Reais) to R$11,000,000,000.00 (eleven billion Reais), in a form that the increase of the approved corporate capital should be effective without issuance of shares, in the terms of article 169, §1º, of the Law N. Lei 6.404/76; and

Unibanco Holdings: capitalization of R$1.744.510.000,00 (one billion, seven hundred and forty four million, five hundred and ten thousand Reais), thereby increasing the overall corporate capital from R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents) to R$6,299,885,681.04 (six billion, two hundred and ninety nine million, eight hundred and eighty five thousand, six hundred and eighty one Reais and four cents), through the capitalization of R$1,467,785,893.05 (one billion, four hundred and sixty seven million, seven hundred and eighty five thousand, eight hundred and ninety three Reais and five cents) registered as Participation Equalization Reserve and R$276,724,106.95 (two hundred and seventy six million, seven hundred and twenty four thousand, one hundred and six Reais and ninety five cents) registered as Profit Reserve, in a form that the increase of the approved corporate capital should be effective without the issuance of shares, in the terms of article 169, §1º, of the Law N. Lei 6.404/76

2. In consequence of the above mentioned, the cancelation of the stock dividend and the ratification of the reserves capitalizations in the referred meetings, without the issuance of new shares.

3. The cancelation of 73.338.904 preferred shares issued by Unibanco, that represents the total amount of shares issued by Unibanco held in its treasury, and the cancelation of 48.769.081 preferred shares issued by Unibanco Holdings, that represents the total amount of shares issued by Unibanco Holdings held in its treasury.

4. According to the resolutions above, the Article 4th of Unibanco’s By- Laws and Article 5th of the Unibanco Holdings’ By- Laws shall be effective with the following wording:

Unibanco
“Article 4th: The capital stock is R$ 11.000.000.000,00 (eleven billion reais), divided into 2,734,416,904 (two billions, seven hundred and thirty four millions, four hundred and sixteen thousand and nine hundred and four) registered shares, with no par value, of which 1,511,316,336 (one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty six) are common shares and 1,223,100,568 (one billion, two hundred and twenty three million, one hundred thousand, five hundred and sixty eight) are preferred shares.

Unibanco Holdings
“Article 5º: The capital stock is R$6,299,885,681.04 (six billion, two hundred and ninety nine million, eight hundred and eight five thousand, six hundred and eighty one Reais and four cents) divided into 1,594,818,606 (one billion, five hundred and ninety four million, eight hundred and eighteen thousand, six hundred and six) registered shares, with no par value, of which 553,735,904 (five hundred and fifty three million, seven hundred and thirty five thousand, nine hundred and four) are common shares and 1,041,082,702 (one billion, forty one million, eighty two thousand, seven hundred and two) are preferred shares.

5. The amendment of the articles of the By- laws of Unibanco regarding the formation of the Board of Directors and of the Audit Committee, in a way to enlarge the number of the maximum members to 14 e 8, respectively.

“Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of fourteen (14) Directors, elected by the Shareholders Meeting for a one (1) year term.”

“Article 34: The Audit Committee shall have a minimum of 3 (three) and a maximum of 8 (eight) effective members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.”

6. The consolidation of the respective By- Laws, on the form of the Exhibit I of the present minute.

7. The appointment of the members to the Board of Directors and to the Audit Committee of Unibanco.

8. The approval of the Protocols and Justification of Merger of Shares (“Protocols and Justifications”) to be executed on this date between the boards of Directors of the Companies and the board of directors of Banco Itaú S.A., with headquarter at Praça Alfredo Egydio de Souza Aranha, N. 100- Torre Itaúsa, enrolled with the Brazilian Taxpayers registry – CNPJ/MF by the N. 60.701.190/0001 - 04 (“Banco Itaú”). The mentioned Protocols and Justifications must establish all the terms and conditions of the merger of shares issued by the Companies, including the exchange rates (“Merger of Shares”);

9. In order to implement the Merger of Shares, the management of the Companies shall be authorized to subscribe the shares to be issued by Banco Itaú, as a result of the Merger of Shares.

10. In order to implement the Merger of Shares, the management of the Companies shall be authorized to, under the provisions of the Company By- laws, to perform all necessary acts and execute all necessary documents to the implementation and formalization of the proposed deliberations.

Having nothing else to decide, the Chairmen ended the meeting, and the present minute was drawled up, which on the following was read and executed by all presents.

São Paulo, 12 de novembro de 2008. (aa) Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, Guilherme Affonso Ferreira, João Dionísio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto, Israel Vainboim, Pedro Luiz Bodin de Moraes e Vicente Falconi Campos.

The present minute is a true copy of the one registered in the corporate book.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.